SECURITIES & EXCHANGE COMMISSION
                              Washington, D.C. 20549
                              ----------------------

                                   SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                                 RULES 13d-1(b),(c)
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               Gryphon Holdings Inc.
                                  (Name of Issuer)

                                    Common Stock
                            (Title of Class of Securities)

                                      400515102
                                    (CUSIP Number)

                                    July 13, 1998
                 (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)





                           (Page 1 of 10 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





<PAGE


CUSIP No. 400515102                 13G               Page 2 of 10 Pages
------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS John K. Castle
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  / /
                                                               (b)  /x/
------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America
------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES
------------------------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                    643,672 shares(Representing 14,444 shares of Series
A 4.0% Cumulative Convertible Preferred Stock, each
of which is convertible into 44.563278 shares of
Common Stock)
OWNED BY
------------------------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING
------------------------------------------------------------------------
PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    643,672 shares(Representing 14,444 shares of Series
A 4.0% Cumulative Convertible Preferred Stock, each
of which is convertible into 44.563278 shares of
Common Stock)
------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             643,672 shares(Representing 14,444 shares of Series A 4.0% Cumulative Convertible Preferred Stock, each of which is convertible into 44.563278 shares of Common Stock)
------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                   / /
------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                8.7
------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **           IN
------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 400515102                 13G               Page 3 of 10 Pages
------------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS Dearborn Risk Management, Inc. I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)  36-3468795
------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  / /
                                                               (b)  /x/
------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES
------------------------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                    643,672 shares(Representing 14,444 shares of Series
A 4.0% Cumulative Convertible Preferred Stock, each
of which is convertible into 44.563278 shares of
Common Stock)
OWNED BY
------------------------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING
------------------------------------------------------------------------
PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    643,672 shares(Representing 14,444 shares of Series
A 4.0% Cumulative Convertible Preferred Stock, each
of which is convertible into 44.563278 shares of
Common Stock)
------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             643,672 shares(Representing 14,444 shares of Series A 4.0% Cumulative Convertible Preferred Stock, each of which is convertible into 44.563278 shares of Common Stock)
------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                   / /
------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)                             8.7
------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 IC
------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 400515102                 13G               Page 4 of 10 Pages
------------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS Castle Harlan Partners II, L.P. I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                   13-3651093
------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  / /
                                                               (b)  /x/
------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES
------------------------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                    643,672 shares(Representing 14,444 shares of Series
A 4.0% Cumulative Convertible Preferred Stock, each
of which is convertible into 44.563278 shares of
Common Stock)
OWNED BY
------------------------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING
------------------------------------------------------------------------
PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    643,672 shares(Representing 14,444 shares of Series
A 4.0% Cumulative Convertible Preferred Stock, each
of which is convertible into 44.563278 shares of
Common Stock)
------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             643,672 shares(Representing 14,444 shares of Series A 4.0% Cumulative Convertible Preferred Stock, each of which is convertible into 44.563278 shares of Common Stock)
------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                   / /
------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                8.7
------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **                      PN
------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 400515102                 13G               Page 5 of 10 Pages
------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS  Castle Harlan, Inc.
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                   13-3389752
------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [x]
------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES
------------------------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                    643,672 shares(Representing 14,444 shares of Series
A 4.0% Cumulative  Convertible Preferred Stock,
each of which is convertible into 44.563278 shares
of Common Stock)
OWNED BY
------------------------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING
------------------------------------------------------------------------
PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    643,672 shares(Representing 14,444 shares of Series
A 4.0% Cumulative Convertible Preferred Stock, each
of which is convertible into 44.563278 shares of
Common Stock)
------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             643,672 shares(Representing 14,444 shares of Series A 4.0% Cumulative Convertible Preferred Stock, each of which is convertible into 44.563278 shares of Common Stock)
------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                   / /
------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)                             8.7
------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **                       CO
------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 400515102                 13G               Page 6 of 10 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is Gryphon Holdings Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 30 Wall Street, New York, New York 10005

Item 2(a).     Name of Person Filing:

     This statement is filed by:
          (i) Dearborn Risk Management, Inc. a Delaware corporation
("DRM")
              with respect to the shares of Common Stock directly owned
by
              DRM;
         (ii) Castle Harlan Partners II, L.P., a Delaware limited partnership("CHP"), with respect to the shares of Common
Stock directly owned by DRM;
        (iii) Castle Harlan, Inc., a Delaware corporation ("CHI"), with respect to the shares of Common Stock directly owned by
DRM; and
         (iv) John K. Castle ("Castle"), with respect to the
              shares of Common Stock directly owned by DRM.

              The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

              CHP is the controlling stockholder of DRM. CHI is the investment manager for CHP and has the power, without the need for additional approval, to direct, including without limitation, to make, manage and sell, CHP's investments. Castle is the controlling stockholder of CHI.

Item 2(b).     Address of Principal Business Office or, if None,
Residence:

     The address of the business office of DRM, CHP and CHI, and the business address of Castle, is 150 East 58th Street, 37th Floor, New York, New York, 10155.

Item 2(c).     Citizenship:

       DRM and CHI are corporations organized under the laws of the State of Delaware. CHP is a limited partnership organized under the laws of the State of Delaware. Castle is a United States citizen.

CUSIP No. 400515102                 13G               Page 7 of 10 Pages

Item 2(d).     Title of Class of Securities:

     Common Stock, par value $.01 per share (the "Common Stock").

Item 2(e).  CUSIP Number:

     400515102

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

          (a) [ ]   Broker or dealer registered under Section 15 of the
                    Act,
          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,
          (c) [ ]   Insurance Company as defined in Section 3(a)(19) of
                    the Act,
          (d) [ ]   Investment Company registered under Section 8 of the
                    Investment Company Act of 1940,
          (e) [ ]   Investment Adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E),
          (f) [ ]   Employee Benefit Plan or Endowment Fund in
                    accordance with 13d-1 (b)(1)(ii)(F),
          (g) [ ]   Parent Holding Company or control person in
                    accordance with Rule 13d-1 (b)(1)(ii)(G),
          (h) [ ]   Savings Association as defined in Section 3(b) of
                    the Federal Deposit Insurance Act,
          (i) [ ]   Church Plan that is excluded from the definition of
                    an investment company under Section 3(c)(14) of the
                    Investment Company Act of 1940,
          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.


Item 4.   Ownership.

A. Dearborn Risk Management, Inc.
              (a) Amount beneficially owned: 643,672 shares(Representing 14,444 shares of Series A 4.0% Cumulative Convertible
Preferred Stock, each of which is convertible into
44.563278 shares of Common Stock)
              (b) Percent of class: 8.7% The percentages used herein and in the rest of Item 4 are calculated based upon the 6,740,229 million shares of Common Stock issued and outstanding, as reported in the Form 10-Q of the Company for the quarter ended June 30, 1998, as filed on August 12, 1998.
              (c)(i) Sole power to vote or direct the vote: -0-

CUSIP No. 400515102                 13G               Page 8 of 10 Pages

                (ii) Shared power to vote or direct the vote: 643,672 shares(Representing 14,444 shares of Series A 4.0%
Cumulative Convertible Preferred Stock, each of which is convertible into 44.563278 shares of Common Stock)
               (iii) Sole power to dispose or direct the disposition: -0-
                (iv) Shared power to dispose or direct the disposition:
643,672 shares(Representing 14,444 shares of Series
A 4.0% Cumulative Convertible Preferred Stock, each of which is convertible into 44.563278 shares of Common Stock)

B. Castle Harlan Partners II, L.P.
              (a) Amount beneficially owned: 643,672 shares(Representing 14,444 shares of Series A 4.0% Cumulative Convertible
Preferred Stock, each of which is convertible into
44.563278 shares of Common Stock)
              (b) Percent of class: 8.7%
              (c)(i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 643,672 shares(Representing 14,444 shares of Series A 4.0%
Cumulative Convertible Preferred Stock, each of which is convertible into 44.563278 shares of Common Stock)
               (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition:
643,672 shares(Representing 14,444 shares of Series
A 4.0% Cumulative Convertible Preferred Stock, each of which is convertible into 44.563278 shares of Common Stock)

C. Castle Harlan, Inc.
              (a) Amount beneficially owned: 643,672 shares(Representing 14,444 shares of Series A 4.0% Cumulative Convertible
Preferred Stock, each of which is convertible into
44.563278 shares of Common Stock)
              (b) Percent of class: 8.7%
              (c)(i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 643,672 shares(Representing 14,444 shares of Series A 4.0%
Cumulative Convertible Preferred Stock, each of which is convertible into 44.563278 shares of Common Stock)
               (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition:
643,672 shares(Representing 14,444 shares of Series
A 4.0% Cumulative Convertible Preferred Stock, each of which is convertible into 44.563278 shares of Common Stock)

CUSIP No. 400515102                 13G               Page 9 of 10 Pages

D. John K. Castle
              (a) Amount beneficially owned: 643,672 shares(Representing 14,444 shares of Series A 4.0% Cumulative Convertible
Preferred Stock, each of which is convertible into
44.563278 shares of Common Stock)
              (b) Percent of class: 8.7%
              (c)(i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 643,672 shares(Representing 14,444 shares of Series A 4.0%
Cumulative Convertible Preferred Stock, each of which is convertible into 44.563278 shares of Common Stock)
               (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition:
643,672 shares(Representing 14,444 shares of Series
A 4.0% Cumulative Convertible Preferred Stock, each of which is convertible into 44.563278 shares of Common Stock)

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another
Person.

     The General Partner of CHP is Castle Harlan Associates, L.P.
("CHALP"), a Delaware limited partnership. CHALP possesses the power to direct the proceeds from the sale of the Company's shares by DRM. The General Partner of CHALP is Castle Harlan Partners II GP, Inc.
("CHIIGP"), a Delaware corporation. Castle is the controlling stockholder of CHIIGP.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.


Item 8.  Identification and Classification of Members of the Group.

     Not applicable.


Item 9.  Notice of Dissolution of Group.

     Not applicable.

CUSIP No. 400515102                 13G              Page 10 of 10 Pages

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  September __, 1998

                                    /s/ John K. Castle
                                    John K. Castle, individually

                                    /s/ Howard Weiss
                                    Chief Financial Officer of
                                    Castle Harlan, Inc., and
                                    Chief Financial Officer of
                                    Castle Harlan, Inc. as
                                    Investment Manager of
                                    Castle Harlan Partners II, L.P.


                                    /s/ Lonnie Steffen
                                    Chief Financial Officer of
                                    Dearborn Risk Management, Inc.














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